Exhibit 99.1

April 24, 2026	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ALMADEN MINERALS LTD

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 20, 2026
Record Date for Voting (if applicable) :	May 20, 2026
Beneficial Ownership Determination Date :	May 20, 2026
Meeting Date :	June 25, 2026
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	020283305	CA0202833053

Sincerely,

Computershare
Agent for ALMADEN MINERALS LTD